UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
December 15, 2006
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☒
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOTICE OF ANNUAL SHAREHOLDERS’ MEETING
SIGNATURES

Siemens Aktiengesellschaft
Berlin and Munich
Berlin and Munich
December 2006
Notice of Annual Shareholders’ Meeting
of Siemens AG
To Our Shareholders:
NOTICE IS HEREBY GIVEN that the Annual Shareholders’ Meeting of Siemens Aktiengesellschaft (“Siemens AG” or “the Company”) will be held at the Olympiahalle of the Olympiapark, Coubertinplatz, 80809 Munich, Federal Republic of Germany, on Thursday, January 25, 2007, at 10:00 a.m. (local time), for the following purposes:
Agenda
1.	To receive and adopt the Report of the Supervisory Board, the Corporate Governance Report, and the Compensation Report for fiscal year 2006

2.
To receive and adopt the Annual Financial Statements and the Consolidated Financial Statements, as approved by the Supervisory Board, together with Management’s Discussion and Analysis of Siemens AG and the consolidated group for the fiscal year ended September 30, 2006

The materials referred to in Agenda Items 1 and 2 are available for inspection on the Internet at http://www.siemens.com/agm and at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin. Upon request, a copy will be sent to shareholders.

3.	To consider and vote upon appropriation of the net income of Siemens AG to pay a dividend

The Supervisory Board and the Managing Board propose that the following resolution be approved and adopted:

The unappropriated net income of Siemens AG for the fiscal year ended September 30, 2006 amounts to €1,292,076,499.45. This net income shall be used to pay a dividend of €1.45 on each no-par value share entitled to the dividend. The amount attributable to shares of stock of Siemens AG held in treasury by the Company at the date of the Annual Shareholders’ Meeting shall be carried forward.

4.	To ratify the acts of the Managing Board

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the acts of the members of the Managing Board in fiscal year 2006.
5.	To ratify the acts of the Supervisory Board

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the acts of the members of the Supervisory Board in fiscal year 2006.

6.	To ratify the appointment of independent auditors for the audit of the Annual and Consolidated Financial Statements

The Supervisory Board proposes that the appointment of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt on Main, to serve as the Company’s independent auditors for the audit of the Annual and Consolidated Financial Statements for the fiscal year ending September 30, 2007 be ratified.

7.	To consider and vote upon a resolution authorizing the acquisition and use of Siemens shares and the exclusion of shareholders’ preemptive and tender rights

Due to the expiration of the authorization adopted at the last Annual Shareholders’ Meeting, the Managing Board shall again be authorized to acquire shares of stock of Siemens AG (“Siemens shares”) by way of purchase over the stock exchange and through a public share purchase offer.

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:
(a)
The Company shall be authorized to acquire up to 10% of its capital stock existing at the date of the resolution. The aggregate of Siemens shares acquired under this authorization and any other Siemens shares previously acquired and still held in treasury by the Company or to be attributed to the Company pursuant to § 71d and § 71e of the German Stock Corporation Act (AktG) shall at no time exceed 10% of the then existing capital stock.

This authorization may be implemented wholly or in part, once or several times, by Siemens AG or any of its subsidiaries, or by third parties on behalf of Siemens AG or its subsidiaries.

This authorization shall become effective as of March 1, 2007 and shall remain in full force and effect through July 24, 2008. The authorization to acquire Siemens shares as approved at the Annual Shareholders’ Meeting on January 26, 2006 will terminate on the effective date of this new authorization.

(b)	Any acquisition of Siemens shares shall be accomplished at the discretion of the Managing Board either (1) by purchase over the stock exchange or (2) through a public share purchase offer.
(1)
If the Siemens shares are acquired by purchase over the stock exchange, the purchase price paid per Siemens share (excluding incidental transaction charges) may neither exceed nor fall below the market price of the Siemens stock on the trading day, as determined at the opening auction of XETRA trading (or a comparable successor trading system) by more than 10%.

(2)	If the Siemens shares are acquired through a public share purchase offer, the Company may (i) publicly issue a formal offer or (ii) publicly solicit shareholders to submit offers.

(i)
If a formal offer is publicly issued by the Company, the Company shall state a purchase price or purchase price range per Siemens share. If a purchase price range is stated, the final price shall be determined from all available acceptance declarations. The purchase offer may provide for an acceptance period, terms and conditions, and the possibility of adjusting the purchase price range during the acceptance period if after publication of a formal offer significant market price fluctuations occur during the acceptance period.

The purchase price or purchase price range per Siemens share (excluding incidental transaction charges) may neither exceed nor fall below the average closing price of the Siemens stock in XETRA trading (or a comparable successor trading system) during the last five trading days prior to the “relevant date” by more than 20%. The relevant date shall be the date on which the final Managing Board decision about the formal offer is made. In the event of an adjustment to the offer, the relevant date shall be replaced by the date on which the final Managing Board decision is made about the adjustment.

If the number of Siemens shares tendered by shareholders exceeds the total volume of shares which the Company intended to reacquire, the shareholders’ right to tender may be excluded to the extent that acquisition shall be in proportion to the Siemens shares tendered. Furthermore, the tender of small lots of up to 150 Siemens shares per shareholder may receive preferential treatment.

(ii)
If the Company publicly solicits submission of offers to sell Siemens shares, the Company may state in its solicitation a purchase price range within which offers may be submitted. The solicitation may provide for a submission period, terms and conditions, and the possibility of adjusting the purchase price range during the submission period if after publication of the solicitation significant market price fluctuations occur during the submission period.

Upon acceptance, the final purchase price shall be determined from all available sales offers. The purchase price per Siemens share (excluding incidental transaction charges) may neither exceed nor fall below the average closing price of the Siemens stock in XETRA trading (or a comparable successor trading system) during the last five trading days prior to the “relevant date” by more than 20%. The relevant date shall be the date on which the offers are accepted by Siemens AG.

If the number of Siemens shares offered for sale exceeds the total volume of shares which the Company intended to reacquire, the shareholders’ right to tender may be excluded to the extent that acceptance shall be in proportion to the Siemens shares tendered. Furthermore, the acceptance of small lots of up to 150 Siemens shares tendered per shareholder may receive priority consideration.

(c)	The Managing Board shall be authorized to also use Siemens shares reacquired on the basis of this or any previously given authorization as follows:
(1)	Such shares of stock may be retired with the approval of the Supervisory Board without an additional resolution by a shareholders’ meeting being required for such retirement or its implementation.

(2)
Such shares of stock may be used to meet the Company’s obligations under the 1999 and 2001 Siemens Stock Option Plans, both as amended, in accordance with the resolutions passed at the Annual Shareholders’ Meetings on February 18, 1999 and February 22, 2001. The key points of the 1999 and 2001 Siemens Stock Option Plans, as approved at the Annual Shareholders’ Meetings, can be examined as an integral part of the notarized minutes of the respective Annual Shareholders’ Meeting at the Commercial Registries in Berlin and Munich. They can also be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at http://www.siemens.com/agm. Upon request, a copy will be sent to shareholders.

(3)
Such shares of stock may be offered for purchase to individuals currently or formerly employed by Siemens AG or any of its subsidiaries, or they may be granted and transferred with a holding period of at least two years.

(4)	Such shares of stock may be used to service conversion or option rights granted by Siemens AG or any of its subsidiaries.

If the Siemens shares are used to service such conversion or option rights issued by applying, mutatis mutandis, the provisions of § 186 (3) 4th sentence, of the German Stock Corporation Act (against contributions in cash approximating the market price, with preemptive rights of shareholders excluded), the aggregate number of shares must not exceed 10% of the capital stock at the time when such shares are used. This limit includes shares issued or disposed of by direct or mutatis mutandis application of these provisions during the term of this authorization at the time when the shares are used. The limit also includes shares that were or are to be issued to service conversion or option rights that were or will be granted in accordance with the above provisions at the time when the shares are used.

(d)	The Supervisory Board shall be authorized to use Siemens shares reacquired on the basis of this or any previously given authorization as follows:

Such shares of stock may be offered by the Supervisory Board as stock-based compensation for purchase to the members of the Managing Board of Siemens AG under the same terms and conditions as those offered to employees of the Company, or they may be granted and transferred with a holding period of at least two years. The details regarding stock-based compensation for Managing Board members are determined by the Supervisory Board.

(e)	The authorizations pursuant to paragraphs (c) and (d) above may be implemented once or several times, solely or jointly, wholly or in part.

(f)
Preemptive rights of shareholders relating to reacquired Siemens shares shall be excluded to the extent to which such shares are used in accordance with the authorizations pursuant to paragraph (c) subsections (2) through (4) and paragraph (d) above.

8.	To consider and vote upon amendments to the Articles of Association in order to modernize them

The provisions of the Articles of Association relating to the convening and conduct of Supervisory Board meetings and to the possibilities of adopting resolutions outside of meetings shall be updated and opened up further to the use of modern means of communication. At the same time, several formulations of the Articles of Association derived from the German Stock Corporation Act, referring to the “disability” of the Chairman shall be amended to bring the language of the Articles of Association in line with current accepted usage and to clarify that the inability to act is meant.
The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolutions:
(a)	§ 12 (2) of the Articles of Association shall be amended to read as follows:
“2.
A Deputy Chairman performing the duties of the Chairman in case of the Chairman’s inability to act shall be vested with all the powers of the Chairman, except for the second vote accorded to the Chairman pursuant to the German Codetermination Act.”

(b)	§ 12 (4), 2nd sentence, of the Articles of Association shall be amended to read as follows:

“The permanent inability of the Chairman or a Deputy Chairman to discharge the duties of office shall be deemed to constitute an important cause.”
(c)	§ 13 (7), 1st sentence, of the Articles of Association shall be amended to read as follows:

“If declarations must be made or received in order to carry out resolutions of the Supervisory Board, the Chairman or, in the Chairman’s inability to act, a Deputy Chairman shall act on behalf of the Supervisory Board.”

(d)	§ 14 of the Articles of Association shall be amended to read as follows:

“The meetings of the Supervisory Board shall be called at least two weeks in advance by the Chairman or, in the Chairman’s inability to act, by a Deputy Chairman. This period may be reduced in urgent cases. Even in urgent cases, there shall be at least three days between the notice of a meeting and the day named for such meeting. Notice of meetings may be given in writing, by telephone, telefax or any other customary means of communication (e.g. by e-mail). In all other respects regarding the calling of Supervisory Board meetings the statutory provisions as well as the Bylaws of the Supervisory Board shall apply.”

(e)	§ 15 (1) of the Articles of Association shall be amended to read as follows:
“1.	Meetings of the Supervisory Board shall be chaired by the Chairman or, in the Chairman’s inability to act, by a Deputy Chairman.”
(f)	§ 15 (4) of the Articles of Association shall be amended to read as follows:
“4.
Meetings conducted and resolutions adopted in writing, by telephone, telefax or any other customary means of communication (e.g. by e-mail) or the participation of individual Supervisory Board members in meetings or resolutions using customary means of communication shall be permitted, if the Chairman of the Supervisory Board so decides on a case-by-case basis and if preceded by reasonable notice.”

(g)	§ 21 (1), 1st sentence, of the Articles of Association shall be amended to read as follows:

“The Shareholders’ Meeting shall be chaired by the Chairman of the Supervisory Board or, in the Chairman’s inability to act, by a member of the Supervisory Board designated by the Chairman.”
9.	To consider and vote upon an amendment to the Articles of Association to adjust to new legislation

The successful deployment of electronic delivery of annual meeting materials to shareholders shall be continued in the future. The German Transparency Directive Implementation Act (Act on the implementation of Directive 2004/109/EC of the European Parliament and of the Council of December 15, 2004 on the harmonization of transparency requirements for information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC) that was passed by the German Bundestag and is expected to come into force on January 20, 2007, requires, as a prerequisite for electronic delivery of shareholder meeting materials, approval from the annual shareholders’ meeting for this type of information transmission, in addition to the individual shareholder’s approval. For this reason, the possibility of transmitting information to shareholders by way of remote data transmission after obtaining the necessary approval shall be incorporated into the Articles of Association.

The Supervisory Board and the Managing Board propose that approval be and is hereby given to the following resolution:

§ 4 (2) of the Articles of Association shall be amended to add the following 3rd sentence:

“The Company shall be entitled to submit to registered shareholders, with their approval, information by way of remote data transmission.”

Reports and notifications to the Shareholders’ Meeting
Report on Agenda Item 7
The authorization being sought at the Annual Shareholders’ Meeting 2007 is intended to again give Siemens AG the possibility to acquire Siemens shares. The acquisition may be effected as a purchase over the stock exchange or through a public share purchase offer.
If, in the event of a public share purchase offer, the number of Siemens shares tendered or offered by shareholders exceeds the total volume of shares which the Company intended to reacquire, the shareholders’ right to tender may be excluded to the extent that acquisition or acceptance shall be in proportion to the Siemens shares tendered or offered, in order to facilitate the acquisition process. The preferential treatment of small lots of up to 150 shares tendered per shareholder also serves to facilitate the acquisition process.
The Company shall be enabled to use Siemens shares held in treasury to service the 1999 Siemens Stock Option Plan and the 2001 Siemens Stock Option Plan. The proposed exclusion of shareholders’ preemptive rights takes account of this purpose. The key points of the 1999 and 2001 Siemens Stock Option Plans were approved at the Annual Shareholders’ Meetings held on February 18, 1999 and February 22, 2001, respectively, and can be examined as an integral part of the notarized minutes of these meetings at the Commercial Registries in Berlin and Munich. They can also be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, and on the Internet at http://www.siemens.com/agm. Upon request, a copy will be sent to shareholders.
Since 1969, employee stock has been a strong additional incentive at Siemens, providing employees with the opportunity to purchase Siemens shares at an appropriate discount from the then current market price. Eligible recipients of employee stock offers are the employees of Siemens AG and its subsidiaries, provided these subsidiaries participate in this employee stock program. In addition, the Company shall be enabled to grant and transfer Siemens shares with a holding period of at least two years to members of the top managements of Siemens AG and its subsidiaries. The Company shall have the opportunity to use Siemens shares held in treasury to meet or settle these stock grants and employee stock offers. For these purposes, the preemptive rights of existing shareholders must be excluded.
The Supervisory Board shall have the opportunity to offer Siemens shares for purchase as stock-based compensation to the members of the Managing Board of Siemens AG under the same terms and conditions as those offered to employees, or to grant and transfer Siemens shares to the Managing Board members with a holding period of at least two years. The decision on this is the sole responsibility of the Supervisory Board as the competent body for Managing Board remuneration. Also, to this extent, shareholders’ preemptive rights must be excluded.
The decision about the form of equity compensation and the method of servicing it shall be taken by the Supervisory Board with regard to shares of stock offered or granted to the members of the Managing Board, and by the Managing Board with regard to all other shares of stock. In reaching their decision, these boards shall focus solely on promoting the interests of the Company and all its shareholders. At the following shareholders’ meeting and in its annual report the Company shall report on these decisions and on the shares of stock offered, granted and used.
Furthermore, the Company shall also be able to use Siemens shares acquired pursuant to this authorization to service conversion or option rights granted by Siemens AG or any of its subsidiaries. The exclusion of shareholders’ preemptive rights is a prerequisite thereof. Finally, the Siemens shares acquired pursuant to this authorization may be retired without requiring an additional resolution from the shareholders’ meeting.
The proposed authorization shall ensure that the number of Siemens shares held in treasury to be issued to service conversion or option rights pursuant to section (c), subsection (4) above, granted by applying, mutatis mutandis, the provisions of § 186 (3), 4th sentence, of the German Stock Corporation Act (facilitated exclusion of shareholders’ preemptive rights), plus the number of shares issued or disposed of during the term of the authorization by applying the above provisions either directly or mutatis mutandis does not exceed 10% of the capital stock at the time when such shares are used. This limit also includes shares that were or are to be issued to service conversion or option rights that were granted in accordance with the above provisions up to this point in time.
The Managing Board will inform the subsequent annual shareholders’ meeting regarding the utilization of the authorization.
Notifications pursuant to § 128 (2), sentences 6 through 8, German Stock Corporation Act
One member of the Company’s Supervisory Board is also a member of the Board of Managing Directors of the following financial institution:
     Deutsche Bank AG.
One member of the Managing Board of Siemens AG is also a member of the Supervisory Board of the following financial institution:
     Citigroup Inc.
The following financial institution underwrote the Company’s last securities offering within the last five years:
     Goldman, Sachs & Co.
The Company has not received notification of equity in Siemens AG being held by a financial institution that must be disclosed pursuant to § 21 of the German Securities Trading Act (WpHG).
Attendance at the Shareholders’ Meeting
Notification of attendance
Pursuant to § 19 of the Articles of Association and as determined by the Managing Board, those shareholders who are registered in the stock register as shareholders of the Company and who have submitted their notification of attendance by no later than Friday, January 19, 2007 are entitled to participate in the Annual Shareholders’ Meeting and to exercise their voting rights. At the time of giving notice of the Annual Shareholders’ Meeting, the Company’s common stock totaled 891,508,856 shares with no par value, and the aggregate number of shares entitled to attend and vote was 891,508,577 shares of stock. The right to vote is based upon the number of shares evidenced by entry in the Company’s stock register on the date of the Annual Shareholders’ Meeting.

Shareholders who are registered in the stock register may submit their notification of attendance in text form to Siemens AG at the following address:
Siemens Hauptversammlung 2007
81052 Munich, Germany
or electronically via the Internet at
http://www.siemens.com/agm
Further details regarding the attendance notification process are provided in the instructions on the attendance notification forms and at the above Internet website.
If a shareholder’s stock is held of record by a bank (i.e., in “street name”), such bank cannot vote the shares not owned by it unless it has the shareholder’s authority.
Holders of American Depositary Shares (ADSs) may notify attendance, order admission tickets and appoint proxies through JPMorgan, attention Manos Gavrilis, 500 Stanton Christiana Road, 3rd floor, OPS4, Mail Code DE3-5080 Newark, DE 19713, USA.
Due to a significant increase in attendance notifications for our shareholders’ meetings in recent years, we regret we are forced to limit the number of admission tickets issued and sent to generally one ticket per shareholder. To facilitate the organization of the Annual Shareholders’ Meeting 2007 and without wishing to restrict the shareholders’ right to attend, shareholders are requested to notify their attendance as early as possible and only if they seriously intend to participate in the meeting.
Shareholders of record or their duly appointed proxy representatives entitled to attend the Annual Shareholders’ Meeting 2007 will be issued admission tickets and voting cards.
Free disposability of stock
Upon notification of attendance at the Annual Shareholders’ Meeting, a shareholder’s stock will not be blocked from trading, i.e., even after having given notification of attendance shareholders are free to dispose of their shares.
Proxies
Shareholders of record are entitled to vote by proxy, i.e., by delegating their authority to vote their shares at the Annual Shareholders’ Meeting to a proxy representative, such as a bank or a shareholders’ association. In this case, timely notification of attendance must be given by the duly authorized proxy or the shareholder. The proxy authorization must be given in writing or via the above Internet address. A bank or shareholders’ association may provide for a different arrangement with regard to its own authorization.
As a special service offered by us, shareholders may also delegate their authority to vote their shares at the Annual Shareholders’ Meeting to employees of Siemens AG. The required authorization may again be given at the above Internet website or by returning the forms mailed to each shareholder. Please note that the proxy representatives may not accept instructions to vote on proposals of procedure prior to the Annual Shareholders’ Meeting.
Further details on how to designate a proxy are provided in the instructions on the attendance notification forms or at the above Internet website.

Inquiries and proposals
Inquiries and proposals by shareholders concerning the Annual Shareholders’ Meeting should be sent only to:
Siemens Aktiengesellschaft
Corporate Finance Treasury
Investor Relations (CF T 3)
Wittelsbacherplatz 2
80333 Munich
Germany
(Telefax: +49 89 636 32830)
or by e-mail to:
hv2007@siemens.com
Shareholder proposals that are required to be disclosed will be posted on the Internet at http://www.siemens.com/agm immediately upon their receipt. All proposals relating to items on this Agenda that are received at the above-mentioned address by midnight (CET) on January 10, 2007, will be considered. Management’s discussion, if any, on the proposals will also be available at the above Internet website.
The Notice of Annual Shareholders Meeting has been published in the Electronic German Federal Gazette (elektronischer Bundesanzeiger) of December 14, 2006.
By order of the Managing Board
Siemens Aktiengesellschaft
This version of the notice of Shareholders’ Meeting, prepared for the convenience of English-speaking readers, is a translation of the German original. For the purposes of interpretation the German text shall be authoritative and final.
Siemens Aktiengesellschaft ▪ Chairman of the Supervisory Board: Heinrich v. Pierer ▪
Managing Board: Klaus Kleinfeld, President and CEO ▪
Members of the Managing Board: Johannes Feldmayer, Joe Kaeser, Rudi Lamprecht, Eduardo Montes,
Jürgen Radomski, Erich R. Reinhardt, Hermann Requardt, Uriel J. Sharef, Klaus Wucherer
Registered Offices: Berlin and Munich ▪ Commercial Registries: Berlin-Charlottenburg, HRB 12300;
Munich, HRB 6684

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: December 15, 2006	/s/ Dr. Werner Schick
	Name:	Dr. Werner Schick
	Title:	Senior Counsel

/s/ Dr. Tanja Koehler
	Name:	Dr. Tanja Koehler
	Title:	Corporate Legal Counsel